September 15, 2005



Mr. Jimmy D. Wright
Chief Financial Officer
Westside Energy Corporation
4400 Post Oak Parkway, Suite 2530
Houston, Texas  77027


	Re:	Westside Energy Corporation
		Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 28, 2005
		Forms 10-QSB for Fiscal Quarters Ended
      March 31, 2005 and June 30, 2005
      Filed May 16, 2005 and August 9, 2005
		File No. 1-32533


Dear Mr. Wright:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Statements of Changes in Stockholders` Equity (Deficit), page F-4

1. With regard to the transaction reflected in the line item
"Stock
issued for fundraising" during the year ended December 31, 2004, tell us the reasons there was no change in the common stock amount pertaining to the 10,000 shares issued.

Note 1. Summary of Significant Accounting Policies, page F-6

General

2. Please include in the summary of significant accounting policies your accounting policy for revenue recognition. Specifically state each of the criteria identified in SAB Topic 13 (as they apply to each segment or line of business) required for revenue to be recognized for US GAAP.

3. Please include in the summary of significant accounting policies your accounting policy for stock-based compensation. In your disclosure, specifically address how you account for stock-based transactions with employees apart from your disclosure of how you account for stock-based compensation for non-employees. Refer to paragraphs 8 and 11 of SFAS 123.

4. Please include all disclosure required by paragraphs 45, 46 and
47
of SFAS 123, to the extent applicable.

Oil and Gas Properties, page F-6

5. We understand from various disclosures throughout your document that you have completed the data acquisition and preliminary processing of a three-dimensional seismic survey in northern Hill County, Texas. Please expand your accounting policy disclosure to describe your accounting treatment of three-dimensional seismic survey costs.

Note 2. Concentration of Credit Risk, page F-8

6. We understand that an investment of $15,884,420 in a reverse repurchase agreement is included in cash and cash equivalents at December 31, 2004, and that the collateral for this investment consisted of a collateralized mortgage obligation with a market value of approximately $16,209,641 at December 31, 2004. Please provide us with the details of the agreement and tell us how you accounted for the transaction. Cite any applicable accounting literature in your response.


Note 9, Warrants, page F-9

7. Expand your disclosure to explain how you determined the fair value of warrants issued. Please explain why there are significant exercise price differences for the warrants that were issued during
2004.  We may have further comment.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Statements of Operations, page 4

8. We note that you present "Interest income" as a component of "Total Revenues" in your statements of operations. Please revise your financial statements to present as components of "Total Revenues" only those amounts earned from activities that constitute your ongoing major or central operations. This comment also applies to your Form 10-QSB for the fiscal quarter ended March 31, 2005.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Regina Balderas, Staff Accountant, at (202)
551-3722 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-
3683
with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief


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Mr. Jimmy D. Wright
Westside Energy Corporation
September 15, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010